FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Fact filed with the Comisión Nacional del Mercado de Valores on May 12, 2006	13

TELEFÓNICA S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., at its meeting held on May 12nd, 2006, has unanimously resolved to call the Annual Shareholders' Meeting to be held in Madrid, on June 20th and 21st, 2006 at first and second call respectively. Based on experience in previous years, the aforementioned Meeting is expected to be held at second call.

The Agenda of the Annual General Shareholders's Meeting, that has been approved in the aforesaid Board's meeting, is the following:

AGENDA

I. Examination and approval, if deemed appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of both Telefónica, S.A and its Consolidated Group of Companies, as well as of the proposed application of results of Telefónica, S.A. and of the management of the Board of Directors thereof, all with respect to Fiscal Year 2005.

II. Examination and approval, if deemed appropriate, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as the Merger Balance Sheet, of the Balance Sheet of Telefónica, S.A. as of December 31, 2005. Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law . Establishment of the procedure to facilitate the exchange. Delegation of powers.

III. Re-election, ratification, and appointment, as applicable, of Directors:

     III.1 Re-election of Mr. Carlos Colomer Casellas.

     III.2 Re-election of Mr. Isidro Fainé Casas.

     III.3 Re-election of Mr. Alfonso Ferrari Herrero.

     III.4 Re-election of Mr. Luis Lada Díaz.

     III.5 Re-election of Mr. Antonio Massanell Lavilla.

     III.6 Ratification of the interim appointment of Mr. David Arculus.

     III.7 Ratification of the interim appointment of Mr. Peter Erskine.

     III.8 Ratification of the interim appointment of Mr. Julio Linares López.

     III.9 Ratification of the interim appointment of Mr. Vitalino Manuel Nafría Aznar.

IV. Approval, if appropriate, of a long-term incentive plan consisting of the delivery of shares of and which is linked to changes in the listing price of shares of Telefónica, S.A.

V. Authorization to acquire the Company's own shares, directly or through Companies within the Group.

VI. Authorization to the Board of Directors to increase the share capital under the terms and conditions of Section 153.1.b) of the Business Corporations Law, with a delegation of the power to exclude preemptive rights pursuant, in this latter case, to the provisions of Section 159.2 of the Business Corporations Law.

VII. Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders' Meeting.

Likewise, it is hereby stated that it is foreseen to make public the official announcement of the calling of the Annual General Shareholders Meeting in the Official Gazette of the Mercantile Registry ("Boletín Oficial del Registro Mercantil") and in at least a daily newspaper of Madrid, on May 16th, 2006. As from the publication date of this notice of the meeting, the relevant documents will be available to the shareholders, debenture holders and holders of special right other than shares, as well as to the employee representatives at the Company's registered office, and sent to the regulatory bodies and stock exchanges of the different markets where Telefónica's shares are quoted. Additionally, these documents will be accessible on-line via the Company's website: www.telefonica.es.

The full text of the official announcement of the calling of the Annual General Shareholders' Meeting is enclosed to this notice.

Madrid, May 12th, 2006

TELEFÓNICA, S.A.

Annual General Shareholders' Meeting

By decision of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Annual General Shareholders' Meeting, to be held in Madrid, at the premises of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 10, at 10:00 a.m. on June 20, 2006 on first call and, if the legally required quorum is not reached and therefore the Meeting cannot be held on first call, at 12:00 p.m. on June 21, 2006 on second call at the same place, in order to discuss and adopt resolutions regarding the matters included on the following

AGENDA

I. Examination and approval, if deemed appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of both Telefónica, S.A and its Consolidated Group of Companies, as well as of the proposed application of results of Telefónica, S.A. and of the management of the Board of Directors thereof, all with respect to Fiscal Year 2005.

II. Examination and approval, if deemed appropriate, of the Merger Plan of Telefónica, S.A. and Telefónica Móviles, S.A. and approval, as the Merger Balance Sheet, of the Balance Sheet of Telefónica, S.A. as of December 31, 2005. Approval of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. through the absorption of the latter by the former, with the termination of Telefónica Móviles, S.A. and the transfer en bloc and as a whole of all of its assets to Telefónica, S.A., with the provision that the exchange of shares will be carried out by means of the delivery of treasury shares of Telefónica, S.A., all of the foregoing in compliance with the provisions of the Merger Plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law . Establishment of the procedure to facilitate the exchange. Delegation of powers.

III. Re-election, ratification, and appointment, as applicable, of Directors:

     III.1 Re-election of Mr. Carlos Colomer Casellas.

     III.2 Re-election of Mr. Isidro Fainé Casas.

     III.3 Re-election of Mr. Alfonso Ferrari Herrero.

     III.4 Re-election of Mr. Luis Lada Díaz.

     III.5 Re-election of Mr. Antonio Massanell Lavilla.

     III.6 Ratification of the interim appointment of Mr. David Arculus.

     III.7 Ratification of the interim appointment of Mr. Peter Erskine.

     III.8 Ratification of the interim appointment of Mr. Julio Linares López.

     III.9 Ratification of the interim appointment of Mr. Vitalino Manuel Nafría Aznar.

IV. Approval, if appropriate, of a long-term incentive plan consisting of the delivery of shares of and which is linked to changes in the listing price of shares of Telefónica, S.A.

V. Authorization to acquire the Company's own shares, directly or through Companies within the Group.

VI. Authorization to the Board of Directors to increase the share capital under the terms and conditions of Section 153.1.b) of the Business Corporations Law, with a delegation of the power to exclude preemptive rights pursuant, in this latter case, to the provisions of Section 159.2 of the Business Corporations Law.

VII. Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders' Meeting.

SUPPLEMENT TO THE CALL TO GENERAL SHAREHOLDERS' MEETING

Pursuant to the provisions of Section 97.3 of the Business Corporations Law, shareholders representing at least five percent of the share capital may request the publication of a supplement of this call to the General Shareholders' Meeting, including one or more items in the Agenda. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company's registered office (Gran Vía, número 28, planta 9ª, Madrid, código postal 28013, to the attention of the General Secretary & Secretary of the Board of Directors) within five days of the publication of this call to Meeting.

PARTICIPATION OF A PUBLIC NOTARY IN THE ANNUAL GENERAL SHAREHOLDERS' MEETING

The Board of Directors has resolved to request the presence of a Public Notary to draw up the minutes of the Meeting, pursuant to Section 114 of the Business Corporations Law in connection with Sections 101 and 103 of the Regulations of the Commercial Registry.

RIGHT TO RECEIVE INFORMATION

In connection with Items I and VI on the Agenda, and pursuant to Sections 212, 144, 159 and related provisions of the Business Corporations Law, it is stated for the record that shareholders have the right to examine and obtain at the Company's registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

  Individual Annual Accounts, Consolidated Financial Statements (Consolidated Annual Accounts) and Management Reports of Telefónica, S.A. and of its Consolidated Group of Companies, the corresponding audit reports, and the proposed application of results.

  Proposed authorization to the Board of Directors to increase the share capital as set forth in Item VI on the Agenda, together with the mandatory Directors' Report.

In connection with Item II on the Agenda, and pursuant to Section 238 and related provisions of the Business Corporations Law, it is stated for the record that the shareholders, debenture holders, and holders of special rights other than shares have the right to examine and obtain at the Company's registered office, or to request the Company to send them, immediately and free of charge, the full text of the following documents:

  The Merger Plan.

  The report of the Independent Expert regarding the Merger Plan.

  The reports of the Directors of each of the companies participating in the merger regarding the Merger Plan.

  The Annual Accounts and the Management Report for the last three fiscal years of each company participating in the merger, with the corresponding Auditor's reports.

  The Merger Balance Sheet of each company participating in the merger, accompanied by the verification report issued by the Auditor (in both cases, such Balance Sheet is the annual Balance Sheet as of December 31, 2005 to be approved by the shareholders at the respective General Shareholders' Meetings).

  The current By-Laws of each company participating in the merger. No amendments will be made to the by-laws os Telefónica, S.A. as a result of the merger.

  A list of names, surnames, age, nationality and address of the Directors of each of the companies participating in the merger, the date on which they took office, the same information on the persons, if any, to be proposed as Directors as a result of the merger.

The above-mentioned documents will be available for inspection by the workers' representatives at the Company's registered office.

In addition, the text of the proposed resolutions relating to all other items on the Agenda is made available to the shareholders at the registered office, as well as a brief description of the professional profile of each of the Directors whose position is subject to re-election, ratification or appointment under Item III on the Agenda.

All of the documents set forth above will be available electronically on the Company's website (www.telefonica.es).

Furthermore, it is stated for the record that, pursuant to the provisions of paragraph 4 of the first provision of Order ECO/3722/2003, the Company's Annual Corporate Governance Report for fiscal year 2005, approved by the Company's Board of Directors at its April 26, 2006 meeting, is available to the shareholders and may be accessed electronically on the Company's website (www.telefonica.es).

Pursuant to Section 112.1 of the Business Corporations Law, the shareholders may, until the seventh day prior to the date on which the General Shareholders' Meeting is scheduled to be held by completing the form posted on the Company's website for such purpose, or by postal correspondence sent to the Company's registered office (Gran Vía, número 28, planta 3ª, Madrid, código postal 28013, to the attention of the Servicio de Atención al Accionista [Shareholder Service]), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission since May 31, 2005, i.e., the date on which the last General Shareholders' Meeting was held.

Statements Regarding the Merger Plan

In compliance with the provisions of Section 240.2 of the Business Corporations Law, below is the minimum legally required information regarding the Merger Plan.

1. Identification of the Entities Participating in the Merger.

1.1 Telefónica, S.A. (Acquiring Company).

Telefónica, S.A.: domiciled in Madrid, Gran Vía 28, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. Alejandro Roselló Pastor on April 19, 1924 under number 141 of his book of notarial records. Telefónica, S.A. adapted its by-laws to the Business Corporations Law currently in force under a notarial instrument executed before the Madrid Notary Mr. Miguel Mestanza Fraguero on July 10, 1990.

Telefónica, S.A. is registered with the Commercial Registry of Madrid in Volume 12.534, Folio 21, Section 8, Page M-6164.

The Tax ID Code of Telefónica, S.A. is A-28015865.

1.2 Telefónica Móviles, S.A. (Acquired Company).

Telefónica Móviles, S.A.: domiciled in Madrid, Goya 24, incorporated for an indefinite period of time under a notarial instrument executed before the Madrid Notary Mr. José Antonio Escartín on February 14, 2000 under number 582 of his book of notarial records.

Telefónica Móviles, S.A. is registered with the Commercial Registry of Madrid in Volume 14.837, Folio 155, Section 8, Page M-246786.

The Tax ID Code of Telefónica Móviles, S.A. is A-82573759.

2. Merger Exchange Ratio.

The exchange ratio for the shares of the entities participating in the merger, which has been determined on the basis of the actual value of the assets of Telefónica, S.A. and Telefónica Móviles, S.A., will be as follows, without any additional cash compensation:

Four (4) shares of Telefónica, S.A., each having a par value of one (€1) Euro, for every five (5) shares of Telefónica Móviles, S.A., each having a par value of fifty (€0,50) Euro cents.

In determining the exchange ratio, account has been taken of the dividends that both companies plan to distribute and to which reference is made to in section 8 of the Merger Plan and in section 4 of this call to Meeting.

3. Share Exchange Procedure.

The procedure for exchanging the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be as follows:

  Once the merger is approved by the shareholders acting at the General Shareholders' Meetings of both companies, the equivalent documents mentioned in Sections 26.1 d), 41.1 c) and related provisions of Royal Decree 1310/2005 of November 4 are filed with the National Securities Market Commission (hereinafter, the "CNMV") and the merger instrument is registered with the Commercial Registry of Madrid, the exchange of shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will proceed.

  The exchange will commence on the date specified in the notices to be published in one of the more widely circulated newspapers in Madrid, in the Listing Bulletins of the Spanish Stock Exchanges and, if applicable, in the Official Bulletin of the Commercial Registry. For such purpose, a financial institution will be appointed to act as Agent and will be named in the above-mentioned notices.

  The exchange of the shares of Telefónica Móviles, S.A. for shares of Telefónica, S.A. will be made through the entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A. [Securities Registration, Clearing and Liquidation Systems Management Company] (Iberclear) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992 of February 14 and applying such provisions of Section 59 of the Business Corporations Law as may be applicable.

  Shareholders holding shares that represent a fraction of the number of shares of Telefónica Móviles, S.A. designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may implement mechanisms designed to make such exchange easier for shareholders of Telefónica Móviles, S.A. who hold a number of shares that, according to the agreed exchange ratio, does not entitle them to receive a whole number of shares of Telefónica, S.A., including the appointment of an Odd-Lot Agent.

  As a result of the merger, the shares of Telefónica Móviles, S.A. will be cancelled.

Pursuant to the mandatory provisions of Section 249 of the Business Corporations Law and related provisions, the shares of Telefónica Móviles, S.A. which are held as treasury shares or are in possession of Telefónica, S.A. will not be exchanged for shares of Telefónica, S.A.

4. Date as from which the New Shares Delivered in Exchange Carry the Right to Participate in the Profits of the Company and Specific Characteristics of such Right.

January 1, 2006 is set as the date as from which the shares delivered in exchange will entitle the holders thereof to participate in the earnings of Telefónica, S.A. For this reason, the existing shares of Telefónica, S.A. of the same class and series as the other shares of Telefónica, S.A. currently outstanding used to effect the exchange will entitle the holders thereof, as from the date of delivery, to participate in the earnings of the company posted as from January 1, 2006, on the same terms as the other outstanding shares.

The shares, if any, issued by Telefónica, S.A. under the capital increase referred to in Item II on the Agenda for the General Shareholders' Meeting will entitle the holders thereof to participate in the profits of Telefónica, S.A. posted as from January 1, 2006.

In distributions made after the merger instrument is registered with the Commercial Registry, all the shares of Telefónica, S.A., including those delivered in order to carry out the exchange, will participate with the same rights in proportion to the par value of each share.

It is stated for the record that, in accordance with the provisions of the Merger Plan, Telefónica, S.A. has made or, as the case may be, plans to make the following dividend distributions:

    Payment of a gross interim dividend of 0.25 Euro per share, based on the earnings for the fiscal year ended December 31, 2005, which was paid on May 12, 2006. Such dividend does not benefit shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger.

    The Board of Directors of Telefónica, S.A. intends to distribute, during fiscal year 2006, an additional gross dividend of 0.25 Euro per share, to which end the required corporate resolutions will be adopted. In any event, such dividend will be paid after the merger is registered with the Commercial Registry of Madrid. Such dividend will benefit both the shareholders of Telefónica, S.A. and the shareholders of Telefónica Móviles, S.A. who become shareholders of Telefónica, S.A. as a result of the merger.

For its part, in accordance with the provisions of the Merger Plan, Telefónica Móviles, S.A. plans to make the following dividend distributions:

    Previously-announced dividend:

    Payment of a gross dividend of 0.205 Euro per share to be charged to the unappropriated retained earnings for fiscal year 2005 and to unrestricted reserves, following approval by its shareholders at the Annual General Shareholders' Meeting. It is expected that this dividend will be paid on July 21, 2006 and, in any event, prior to the registration of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. with the Commercial Registry; it will only benefit the shareholders of Telefónica Móviles, S.A.

    Dividends proposed by the Board of Directors of Telefónica Móviles, S.A. for approval by the shareholders acting at the General Shareholders' Meeting:

    Payment of a gross dividend of 0.085 Euro per share to be charged to the reserve for the issuance premium and other unrestricted reserves, following approval by its shareholders at the Annual General Shareholders' Meeting.

    Payment of a gross interim dividend of 0.35 Euro per share to be charged to the profits posted between January 1 and March 28, 2006, following approval by its shareholders at the Annual General Shareholders' Meeting.

The two proposals mentioned above are contingent upon approval of the planned merger by the shareholders acting at the General Shareholders' Meeting of both companies. If these proposals are approved by the shareholders at the Annual General Shareholders' Meeting of Telefónica Móviles, S.A. and if the condition described above is met, payment of the dividends to which the proposals refer (in the aggregate gross amount of 0.435 Euro per Telefónica Móviles, S.A. share) will be made on July 21, 2006. Accordingly, this distribution will only benefit the shareholders of Telefónica Móviles, S.A.

5. Date of Accounting Effects of the Merger.

January 1, 2006 is set as the date as from which all transactions of Telefónica Móviles, S.A. will, for accounting purposes, deemed to have been made on behalf of Telefónica, S.A.

6. Special Rights.

There are no special shares or special rights in Telefónica Móviles, S.A. other than the shares. However, it is noted for the record that, as set forth in sections 5 and 10 of the Merger Plan, the stock option plan of Telefónica Móviles, S.A. (the MOS Plan) expired on January 3, 2006 and is currently in liquidation, which will be concluded prior to the registration of the merger. Notwithstanding the foregoing, Telefónica, S.A. will succeed Telefónica Móviles, S.A. as the entity responsible for any possible pending liability stemming from the above-mentioned liquidation.

The shares of Telefónica, S.A. that are delivered to the shareholders of Telefónica Móviles, S.A. by virtue of the merger will not grant any special rights to the holders thereof.

7. Benefits attributed to the Directors and to the Independent Expert.

No benefits of any kind will be attributed to the Directors of either of the entities participating in the merger or to the Independent Expert that has participated in the merger process.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders' Meeting hereby called applies to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by any of the depositaries participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) or by any other means allowed under applicable Law.

Any shareholder having the right to attend the General Shareholders' Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders' Meeting must set forth the instructions regarding the manner of voting, provided that, where no express instructions are given, the representative will vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and in accordance with the shareholder's own criteria in connection with any other matter that, not being included in the Agenda and thus being unknown at the time the proxy is granted, might be put to the vote at the Meeting. If the proxy-granting form does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders' Meeting. In the event that, in accordance with the foregoing, the representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are put to the vote at the General Shareholders' Meeting, the proxy will be deemed granted to the General Secretary of the Company in his capacity as a shareholder having the right to attend.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.

HOLDING OF THE MEETING ON SECOND CALL

Shareholders are advised that, based on experience from previous years, the General Shareholders' Meeting is expected to be held on second call, at 12:00 p.m. on June 21, 2006, at the place indicated above.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA'S SHAREHOLDER SERVICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY.

Madrid, May 12, 2006

General Secretary & Secretary of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 17th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors